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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Grubb & Ellis Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

400095204

(CUSIP Number)

David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street, New York, New York 10004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400095204			Page 2 of 16

1.	Name of Reporting Person: Archon Group, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 60,155

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 60,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 400095204			Page 3 of 16

1.	Name of Reporting Person: Archon Gen-Par, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 60,155

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 60,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 400095204			Page 4 of 16

1.	Name of Reporting Person: The Goldman Sachs Group, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 859,355

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 859,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 859,355

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): HC/CO

CUSIP No. 400095204			Page 5 of 16

1.	Name of Reporting Person: Goldman, Sachs & Co.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 859,355

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 859,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 859,355

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): PN/BD/IA

Page 6 of 16 Pages

      Archon Group, L.P., Archon Gen-Par, Inc., The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. hereby amend the Schedule 13D dated January 24, 1997 (the “Schedule 13D”) filed by such reporting persons with the Securities and Exchange Commission in respect of shares of common stock, par value $0.01 per share, of Grubb & Ellis Company, a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Schedule 13D dated December 4, 2000 and Amendment No. 2 to the Schedule 13D dated February 1, 2001. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 1.	Security Issuer.

      Item 1 of the Schedule 13D is hereby amended to delete the second sentence thereof and replace such deleted text with the following:

      “The address of the principal executive offices of the Company is 2215 Sanders Road, Suite 400, Northbrook, Illinois 60062.”

Item 2.	Identity and Background.

      Schedule 2A, Schedule 2B and Schedule 2C to the Schedule 13D are hereby amended to read in their entirety in the form attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

      Inapplicable

Item 4.	Purpose of the Transaction.

      Item 4 of the Schedule 13D is hereby amended by adding the following language immediately prior to the last paragraph thereof:

      “On March 9, 2005, GSG and ALP sold to a third party 697,500 and 52,500 shares, respectively, of the Common Stock at a price of $4.65 per share.”

Item 5.	Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

      “(a)1. As of March 9, 2005, GSG beneficially owned 859,355 shares of the Common Stock, in the aggregate, or approximately 5.7% of the Common Stock (based on the number of shares of the Common Stock outstanding as contained in the most recently available filing with the Commission by the Company).

      2. As of March 9, 2005, GSC may be deemed to beneficially own 859,355 shares of the Common Stock, in the aggregate, which are beneficially owned by GSG as described above, or approximately 5.7% of the Common Stock (based on the number of shares of the Common Stock outstanding as contained in the most recently available filing with the Commission by the Company).

      3. As of March 9, 2005, ALP beneficially owned 60,155 shares of the Common Stock, in the aggregate, or approximately 0.4% of the Common Stock (based on the number of shares of the Common Stock outstanding as contained in the most recently available filing with the Commission by the Company).

Page 7 of 16 Pages

      4. As of March 9, 2005, AGP, as the general partner of ALP, may be deemed to beneficially own 60,155 shares of the Common Stock, in the aggregate, which are beneficially owned by ALP as described above, or approximately 0.4% of the Common Stock (based on the number of shares of the Common Stock outstanding as contained in the most recently available filing with the Commission by the Company).

      (b) Each Reporting Person shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned, or that may be deemed to be beneficially owned, by such Reporting Person as described above.

      (c) On March 9, 2005, GSG and ALP sold to a third party 697,500 and 52,500 shares, respectively, of the Common Stock at a price of $4.65 per share. No other transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A and 2B hereto.

      (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock beneficially owned, or that may be deemed to be beneficially owned, by the Reporting Persons.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is hereby amended by adding the following language immediately prior to the last paragraph thereof:

      “The Reporting Person’s rights under the Voting Agreement have terminated.”

Page 8 of 16 Pages

Signature

      Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated: March 11, 2005	ARCHON GROUP, L.P.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Dated: March 11, 2005	ARCHON GEN-PAR, INC.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Dated: March 11, 2005	GOLDMAN, SACHS & CO.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Dated: March 11, 2005	THE GOLDMAN SACHS GROUP, INC.
	By:	/s/ Edward T. Joel
		Name:	Edward T. Joel
		Title:	Attorney-in-Fact

Page 9 of 16 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 12, 2003.

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Gregory K. Palm

Name: Gregory K. Palm
Title: Executive Vice President and General Counsel

Page 10 of 16 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 19, 2003.

GOLDMAN, SACHS & CO.

By: /s/ Gregory K. Palm

Name: Gregory K. Palm
Title: Managing Director

Page 11 of 16 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GROUP, L.P. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of August 19, 2004.

ARCHON GROUP, L.P.

By: Archon Gen-Par, Inc.

By:/s/ Elizabeth M. Burban

Name: Elizabeth M. Burban
Title: Vice President

Page 12 of 16 Pages

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GEN-PAR, INC. (the “Company”) does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of August 19, 2004.

ARCHON GEN-PAR, INC.

By:/s/ Elizabeth M. Burban

Name: Elizabeth M. Burban
Title: Vice President

Page 13 of 16 Pages

Schedule 2A

      The names and principal occupations of each of the executive officers of AGP are set forth below:

Name	Present Principal Occupation

Stuart M. Rothenberg	Managing Director of Goldman, Sachs & Co.

Todd A. Williams	Managing Director of Goldman, Sachs & Co.

Edward M. Siskind	Managing Director of Goldman Sachs International

Kevin D. Naughton	Managing Director of Goldman, Sachs & Co.

Esta E. Stecher	Managing Director of Goldman, Sachs & Co.

David Viniar	Managing Director of Goldman, Sachs & Co.

      The directors of AGP are set forth below:

Name	Present Principal Occupation

Stuart M. Rothenberg	Managing Director of Goldman, Sachs & Co.

James Lozier	President and Chief Operating Officer of Archon Group, L.P.

Todd A. Williams	Managing Director of Goldman, Sachs & Co.

Daniel M. Neidich	Managing Director of Goldman, Sachs & Co.

Esta E. Stecher	Managing Director of Goldman, Sachs & Co.

Ralph F. Rosenberg	Managing Director of Goldman, Sachs & Co.

David Viniar	Managing Director of Goldman, Sachs & Co.

      The business address of all the executive officers and directors listed above except Edward M. Siskind, James Lozier and Todd A. Williams is 85 Broad Street, New York, New York 10004. The business address of Edward M. Siskind is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of James Lozier is 600 East Las Colinas Blvd, Irving, TX 75039.

      Each person listed above is a citizen of the United States of America.

Page 14 of 16 Pages

Schedule 2B

      The name of each director of The Goldman Sachs Group, Inc. is set forth below.

      The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

      Each person is a citizen of the United States of America, except for Lord Browne of Madingley, who is a citizen of the United Kingdom, and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Henry M. Paulson, Jr.	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Lloyd C. Blankfein	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Lord Browne of Madingley	Group Chief Executive of BP plc

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlback	Nonexecutive Chairman of Investor AB

William W. George	Retired Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Vice Chairman of Colgate-Palmolive Company

Edward M. Liddy	Chairman of the Board, President and Chief Executive Officer of The Allstate Corporation

Ruth J. Simmons	President of Brown University

Page 15 of 16 Pages

Schedule 2C

      On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the “SEC”) relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (“Goldman Sachs”) joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

      In November 2002, the SEC, the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

      On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

      On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii)

Page 16 of 16 Pages

ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

      On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.